 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Mullen, Dennis (Last) (First) (Middle) 1059 Lakepointe Way (Street) Flagstaff, AZ 86004 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Red Robin Gourmet Burgers, Inc. RRGB 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 03/04/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	03/04/2003		P		1000	A	$11.55		D	Not Applicable
Common Stock	03/04/2003		P		1000	A	$11.50		D	Not Applicable
Common Stock	03/04/2003		P		1000	A	$11.65		D	Not Applicable
Common Stock	03/04/2003		P		1000	A	$11.75	4000	D	Not Applicable

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Not Applicable	$											$

Explanation of Responses:

By:	Date:
/s/ John W. Grant	03/06/2003
Attorney in Fact
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
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Additional Information Reported For This Form
Name and Address of Reporting Person* Mullen, Dennis (Last) (First) (Middle) 1059 Lakepointe Way (Street) Flagstaff, AZ 86004 (City) (State) (Zip)	Issuer Name and Ticker or Trading Symbol Red Robin Gourmet Burgers, Inc. RRGB	Statement for (Month/Day/Year) 03/04/2003

POWER OF ATTORNEY
SECTION 16 REPORTS

I hereby make, constitute and appoint each of Michael J. Snyder, James P. McCloskey and John W. Grant and each person who at the time of acting pursuant to this Power of Attorney is the Chief Executive Officer, Chief Financial Officer or General Counsel of Red Robin Gourmet Burgers, Inc. (the "Company"), each acting singly, my true and lawful attorney-in-fact to:
(1)        prepare, sign, acknowledge, deliver and file for me and on my behalf, Forms 3, 4 and 5 and any amendments thereof in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act") and the rules of the Securities and Exchange Commission ("SEC"), with respect to securities or contracts of (or with respect to) the Company, and Form ID or other information to secure an access and any other code and/or CIK number to permit my filing via EDGAR;
(2)        do and perform any and all acts for me and on my behalf which may be necessary or desirable to complete any such Form 3, 4 or 5 and file in any authorized manner such form and this power of attorney with the SEC and any stock exchange or similar authority;
(3)        seek or obtain, as my representative and on my behalf, information concerning transactions in or with respect to the Company's securities from any third party, including brokers, employee benefit plan administrators and trustees, knowing that I hereby authorize any such person to release any such information to the attorney-in fact and approve any such release of information; and
(4)        take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to me, in my best interest, or legally required of me, it being understood that the documents executed by such attorney-in-fact on my behalf pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.
I hereby grant to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as I might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. This Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in his or her discretion on information provided to such attorney-in-fact without independent verification of such information. I further acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at my request, are not assuming, nor is the Company assuming, any of my responsibilities to comply with Section 16 of the 1934 Act or any liability I may have with respect to transactions reported or reportable thereunder.
This Power of Attorney shall remain in full force and effect until I am no longer required to file Section 16 reports with respect to my holdings of and transactions in or involving securities issued by the Company, or earlier if I revoke it in a signed writing delivered to each of the foregoing attorneys-in-fact.

2/28/2003                /s/ Dennis B. Mullen
Date                             Signature

                          Dennis B. Mullen
                                Name